UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of June 2006

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Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                  Form 20-F                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:                  Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated June 13, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
By: /s/ Yu Qing Jing
Name: Yu Qing Jing Title: Secretary

Dated: June 13, 2006

Exhibit No.                 Description

1.                                  Press release, dated June 13, 2006.

EXHIBIT 1

June 13, 2006
Englewood Cliffs, New Jersey
Company Contact: Mr. Mark Du
Telephone: (201) 227-0680

Jinpan International Limited (AMEX SYMBOL `JST' ) Announced 12 CENTS CASH DIVIDEND DISTRIBUTION ON AUGUST 24, 2006

Englewood Cliffs, NJ-June 13, 2006-Jinpan International Limited (JST)
According to The Board of Directors resolution on January 17, 2006, Jinpan International Limited declared a cash dividend of 24 Cents per share of common stock for the year 2006. The company already made the first distribution of 12 Cents per share on February 28, 2006. The Company will make the second distribution of 12 Cents per share on August 24, 2006, to the shareholders of record on August 10, 2006.

As the premier manufacturer of cast coil transformers in China, we plan to become a more global company by gaining market shares in the other regions of the world. In addition, we are looking for areas to provide a more complete package to our customers. We are looking to realizing our goals and to continue delivering the greatest value to our customers.